[redacted]

13010402

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilmington Capital Securities, LLC
(A Limited Liability Company)

OFFICIAL USE ONLY
~~FIRM ID NO.~~

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Old Country Road, Suite 200
(No. and Street)

Garden City	NY	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Lipner — 516-487-4070
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
(Name – *if individual, state, last, first, middle name*)

125 Jericho Turnpike, Suite 402	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

10/34

EM 3/5/13

WILLMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2012

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2012

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

OATH OR AFFIRMATION

I, John Mikes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilmington Capital Securities, LLC (A Limited Liability Company), as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 2/26/13

PRESIDENT

Title

DANIEL J. BAEZ
Notary Public, State of New York
No. 01BA6164584
Qualified in Nassau County
Commission Expires April 23, 2015

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Member's Equity or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

INDEPENDENT AUDITORS' REPORT

Wilmington Capital Securities, LLC
(A Limited Liability Company)
600 Old Country Road, Suite 200
Garden City, NY 11530

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Wilmington Capital Securities, LLC (A Limited Liability Company) (the Company) as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilmington Capital Securities, LLC (A Limited Liability Company) as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Lipner, Sofferman & Co., LLP

Jericho, NY
February 25, 2013

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Current assets:	
Cash	$ 101,034
Due from clearing broker	175,635
Deposit with clearing broker	140,000
Securities owned, at market value	5
Other receivables	3,386
Total current assets	420,060
Other asset:	
Non-marketable securities, at market value	59,791
Convertible note receivable	45,042
Prepaid expenses	6,083
Security deposit	13,251
Total other assets	124,167
Total Assets	$544,227

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accounts payable	$ 8,109
Accrued expenses	171,169
Total current liabilities	179,278
Member's equity	364,949
Total liabilities and member's equity	$544,227

See accompanying notes to financial statements.

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2012

Income:	
Commissions	$ 1,872,445
Private placement income	309,223
Other income	126,995
	2,308,663
Expenses:	
Payroll and related expenses	222,364
Commission expense	1,481,115
Rent	77,646
Clearance charges	112,654
Travel	26,060
Employee benefits	86,139
Professional and consulting fees	33,419
Computer expense	49,197
Office expense	27,964
Insurance	3,014
Dues and fees	55,949
Quotes and research	18,635
Telephone	20,330
Income Taxes	33,005
Other	4,220
	2,251,711
Net income	$ 56,952

See accompanying notes to financial statements.

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2012

Balance, January 1, 2012	$391,997
Less: Distributions to member	(84,000)
Add: net income	56,952
Balance, December 31, 2012	$364,949

See accompanying notes to financial statements.

WILLMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:		
Net income		$ 56,952
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Increase in due from clearing broker	$ (83,335)	
Decrease in securities owned, at market value	5,613	
Decrease in other receivables	8,214	
Increase in non-marketable securities, at market value	(8,237)	
Decrease in convertible note receivable	7,948	
Decrease in prepaid expenses	2,565	
Increase in accrued expenses/accounts payable	107,482	
Total adjustments		40,250
Net cash provided by operating activities		97,202
Cash flows from financing activities:		
Distributions to member	(84,000)	
Net cash (used) by financing activities		(84,000)
Net increase in cash and cash equivalents		13,202
Cash and cash equivalents, beginning		87,832
Cash and cash equivalents, ending		$ 101,034
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income tax paid during year		$ 4,548
Interest paid during year		$ --

See accompanying notes to financial statements.

1. Statement of Significant Accounting Policies:

Organization:

Wilmington Capital Securities, LLC (A Limited Liability Company) (the Company), was organized under the laws of the State of New York in 2004 as GHS Capital Management, LLC and was registered as a broker-dealer in June 2005 under the Securities Exchange Act of 1934, as amended. The Company is approved to sell corporate equity securities, corporate debt securities, U.S. government securities, municipal securities, mutual funds, variable annuities, put and call options and private placements of securities to public customers.

Concentration of Risk:

As of December 31, 2012, the Citibank bank statement indicated a balance of $103,119. Of this amount, $103,110 is held in a non-interest bearing account. All funds in a non-interest bearing transaction account are insured in full by the Federal Deposit Insurance Corporation (FDIC) from December 31, 2010 through December 31, 2012. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules.

Balances held at the clearing broker are insured by the Securities Investor Protection Corporation subject to certain limitations.

Security Transactions and Revenue Recognition:

For transparency, matching and convenience, the Company chooses to recognize trading revenue and record transactions on a settlement date basis with related commission income and expenses recorded on a settlement date basis. Generally Accepted Accounting Principles (GAAP) requires revenue to be recorded on a trade date basis. As the company's clearing firm prepares all reports on a settlement date basis, for transparency, matching and lastly convenience the Company chooses to recognize revenue on that basis as well. For the year ending December 31, 2012 the difference in the amount of revenue the Company would have recorded if transactions were recorded on the trade date as opposed to the settlement date is insignificant and not material. The Company feels that settlement date approximates trade date recognition of revenue.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

1. Statement of Significant Accounting Policies (continued):

Leases:

In March 2007, the Company entered into a lease agreement with Shelvin Plaza Associates, LLC, which is due to expire on February 29, 2012. This lease was amended on December 12, 2011 to extend the lease period through February 28, 2017. The monthly rent payments will be $5,429 through February 2013, $5,646 through February 2014, $5,872 through February 2015, $6,107 through February 2016, and $6,351 through February 2017. Future minimum lease payments are as follows:

Year Ended December 31,	
2013	$69,336
2014	72,030
2015	74,831
2016	77,745
2017	14,720
	$308,662

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

1. Statement of Significant Accounting Policies (continued):

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Income Taxes:

The Company has elected to be taxed as a corporation and is part of a group that files a consolidated Federal income tax return with its parent company, Wilmington Capital Group Inc., but files separately for state purposes. For Federal purposes, income taxes are provided for "as if" the Company files a separate tax return. The income tax provision as of December 31, 2012 was $33,005, calculated at current Federal and State tax rates.

1. Statement of Significant Accounting Policies (continued):

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

2. Net Capital Requirements:

Wilmington Capital Securities, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, Wilmington Capital Securities, LLC (A Limited Liability Company) had net capital of $237,390 after adjustments for non-allowable assets, which was $137,390 in excess of its required net capital. Wilmington Capital Securities, LLC (A Limited Liability Company)'s net capital ratio was .7552 to 1.

3. Fair Value Measurements of Securities:

The following are the major categories of assets measured at fair value on a recurring basis at December 31, 2012, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

		Fair Value Measurement at December 31, 2012 using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Non-marketable securities, at market value	$59,791	$ –	$ –	$59,791
Securities owned, at market value	$ 5	$ 5	$ –	$ –

4. Clearing Deposit:

The company is required to maintain a security deposit of $140,000 with RBC Correspondent Services. The company was in compliance at December 31, 2012.

5. Commitments and Contingencies:

The company had no significant contingent liabilities requiring disclosure in the financial statements.

6. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing brokers provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

7. Non-marketable securities, at market value:

The investment in non-marketable securities represents warrants received by the company earned in various private placements deals that the company was involved in. These warrants were valued at the time of issue less certain discounts and adjusted to their market value at December 31, 2012. The discounts varied depending upon the level of restrictions and holding periods of each warrant. The value of the warrants at the time of issue was recorded as underwriting income in the financial statements.

SUPPLEMENTARY INFORMATION

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1

DECEMBER 31, 2012

Computation of net capital	
Member's equity	$ 364,949
Less: Non-allowable assets:	
Due from clearing broker - unsecured	5
Other receivables	3,386
Non-marketable securities, at market value	59,791
Convertible note receivable	45,042
Prepaid expenses	6,083
Security deposit	13,251
	127,558
Net capital before haircuts	237,391
Less: haircuts	(1)
Total net capital	$237,390
Computation of basic net capital requirement	
Minimum net capital requirements - the greater of $100,000 or 6-2/3% of aggregate indebtedness	$ 100,000
Excess net capital	$ 137,390
Computation of aggregate indebtedness	
Total A.I. liabilities	$ 179,278
Percentage of aggregate indebtedness to net capital	75.52%
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2012)	
Net capital as reported in Company's Part IIA unaudited focus report	$ 260,661
Audit adjustments	(23,271)
Net capital, per above	$ 237,390

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND INFORMATION RELATING TO POSSESSION AND CONTROL

REQUIREMENTS UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS'

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

Wilmington Capital Securities, LLC
(A Limited Liability Company)
600 Old Country Road, Suite 200
Garden City, NY 11530

In planning and performing our audit of the financial statements of Wilmington Capital Securities, LLC (A Limited Liability Company) (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the financial statements, but for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did non review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and the use of Wilmington Capital Securities, LLC (A Limited Liability Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on rule 17A-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Jericho, NY
February 25, 2013

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON

PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION

REQUIRED BY SEC RULE 17a-5

To the Members of Wilmington Capital Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Wilmington Capital Securities, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Jericho, NY
February 25, 2013

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

SIPC Net Operating Revenues per General Assessment Reconciliation Form SIPC-7	$ 2,217,941
General Assessments at .0025	$ 5,545
Payment Remitted with Forms SIPC-6	2,226
Amount due With Form SIPC-7	$ 3,319